UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F ☐

Results of JIADE LIMITED’s Extraordinary General Meeting

At an extraordinary general meeting of shareholders of JIADE LIMITED (the “Company”) held on March 11, 2026, at 9:30 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

That every 25 issued and unissued Class A ordinary share of a par value of US$0.0001 each in the Company’s share capital, every 25 issued and unissued Class B ordinary share of a par value of US$0.0001 each in the Company’s share capital, and every 25 issued and unissued preference share of a par value of US$0.0001 each in the Company’s share capital, be consolidated into one Class A ordinary share of a par value of US$0.0025 each, one Class B ordinary share of a par value of US$0.0025 each, and one preference share of a par value of US$0.0025 each, respectively (each a “Consolidated Share”), and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each;

TO US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A ordinary shares of a par value of US$0.0025 each, (b) 3,000,000 Class B ordinary shares of a par value of US$0.0025 each, and (c) 1,200,000 preference shares of a par value of US$0.0025 each.

A total of 53,480,116 votes, representing 61.52% of the votes exercisable as of February 23, 2026, the record date, were present in person or by proxy at the extraordinary general meeting. The result of the votes was as follows:

Resolution	For	Against	Abstain
Share Consolidation	53,070,205	401,789	8,122

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: March 11, 2026	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chairman of the Board of Directors